SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                             ----------------------



                               AMENDMENT NO. 6 TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                LENDINGTREE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $ 0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   526020-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                        Attention: David A. Spuria, Esq.
                                 (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                   May 5, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


========== =========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           SPECIALTY FINANCE PARTNERS
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  4,467,456*
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              4,467,456*
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,467,456*
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           17.7%*
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -------------------------------------------------------------------------------------------------------------------------

*     Includes (i) 2,086,420 shares of Common Stock, (ii) 2,340,104 shares of
      Common Stock that were, at April 1, 2003, issuable upon conversion of 2,156,726 shares of Series A 8% Convertible Preferred Stock beneficially owned by the Reporting Person and (iii) 40,932 shares of Common Stock that are issuable upon exercise of currently exercisable stock options held by a related entity. See Item 5.



========== =========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z FINANCIAL SERVICES FUND II, L.P.*
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              4,467,456*
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              4,467,456*
--------- --------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,467,456*
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           17.7%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -------------------------------------------------------------------------------------------------------------------------

*Solely in its capacity as a general partner of Specialty Finance Partners.



========== =========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, L.P.*
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              4,467,456*
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              4,467,456*
---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,467,456*
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           17.7%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- -------------------------------------------------------------------------------------------------------------------------

*Solely in its capacity as the sole general partner of Capital Z Financial
Services Fund II, L.P.



========== =========================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, LTD.*
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              4,467,456*
--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- ----------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              4,467,456*
---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,467,456*
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES
                                                                                                           [ ]
---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           17.7%
---------- -------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- -------------------------------------------------------------------------------------------------------------------------


*Solely in its capacity as the sole general partner of Capital Z Partners, L.P.

           This Amendment No. 6 ("Amendment No. 6") amends the statement on
Schedule 13D, dated October 10, 2000 (the "Initial Schedule 13D"), as amended in certain respects by Amendment No. 1 thereto, dated March 26, 2001 ("Amendment No. 1"), Amendment No. 2 thereto, dated March 26, 2001 ("Amendment No. 2"), Amendment No. 3 thereto, dated June 8, 2001 ("Amendment No. 3"), Amendment No. 4 thereto, dated April 3, 2002 ("Amendment No. 4"), and Amendment No. 5 thereto, dated November 12, 2002 ("Amendment No. 5" and, together with the Initial
Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Schedule 13D"), and is filed jointly on behalf of Specialty Finance Partners, a Bermuda general partnership ("Specialty Finance Partners"), Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.") (each, a "Reporting Person" and collectively, the "Reporting Persons"), in respect of the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of LendingTree, Inc. (the "Company").

           The Schedule 13D is hereby amended as follows:

ITEM 5.         INTEREST IN SECURITIES OF ISSUER

           The information contained in Item 5(a)-(b) and 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(A)-(B)

           Specialty Finance Partners beneficially owns in the aggregate 4,467,456 shares of Common Stock by virtue (i) of the fact that it is the holder of record of 2,086,420 shares of Common Stock, (ii) of its expected ability to convert (as discussed in Item 6 of Amendment No. 1) 2,156,726 shares of Series A 8% Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), into 2,340,104 shares of Common Stock as of April 1, 2003 and
(iii) of the ability of Capital Z Management, LLC, a Delaware limited liability company ("Capital Z Management") related to Specialty Finance Partners, to receive within 60 days hereof 40,932 shares of Common Stock that are issuable upon exercise of stock options held Capital Z Management. Except for shares issuable pursuant to these stock options, Specialty Finance Partners has the sole power to vote or direct the vote, or to dispose or to direct the disposition, of such shares.

           Capital Z Fund II (the general partner of Specialty Finance Partners), Capital Z L.P. (the sole general partner of Capital Z Fund II) and Capital Z Ltd. (the sole general partner of Capital Z L.P.) may be deemed to beneficially own in the aggregate 4,467,456 shares of the Common Stock by virtue of Specialty Finance Partners' ownership of shares of Common Stock, its expected ability to convert the shares of Series A Preferred Stock owned by it into shares of Common Stock and the expected ability of Capital Z Management to exercise stock options exercisable within 60 days hereof into shares of Common Stock. Except for shares issuable pursuant to these stock options, each of Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. has the shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such shares.

           On an as-converted-to-Common Stock basis, the Reporting Persons' total beneficial ownership of Common Stock is approximately 17.7% (based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and based on the number of shares of Common Stock outstanding as of April 30, 2003, and assuming that (i) the shares of Series A Preferred Stock owned by the Reporting Persons are converted into Common Stock and (ii) the options that may be beneficially owned by the Reporting Persons are exercised for Common Stock). Each of the Reporting Persons disclaims beneficial ownership of all securities covered by this Amendment not owned of record by it.

(C)

           Except as described in Item 6, none of the Reporting Persons has effected any transactions in shares of Common Stock or Series A Preferred Stock during the past 60 days.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 of Amendment No. 5 is hereby amended by adding the following at the end thereto:

           On May 5, 2003, USA Interactive, a Delaware corporation ("Parent"), Forest Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Merger Sub with and into the Company (the "Merger"), with the Company being the surviving corporation in the Merger.

           In connection with the execution of the Merger Agreement, Specialty Finance Partners, along with Capital Z Management, LLC (each a "Stockholder" and collectively, the "Stockholders"), entered into a Voting Agreement, dated as of May 5, 2003 (the "Voting Agreement"), with Parent, the principal terms of which are described below. The following description of the Voting Agreement is a summary only and is qualified in its entirety by reference to the Voting Agreement, which is being filed as an exhibit to this Amendment No. 6 and is incorporated herein by reference.

           Voting of Shares. Each Stockholder agreed to vote or cause to be voted all of its Voting Shares (as defined in the Voting Agreement) at any meeting of stockholders of the Company during the time the Voting Agreement is in effect (a) in favor of approval of (1) the Merger Agreement and the transactions contemplated thereby, including the Merger, (2) the Series A Amendment Proposals (as defined in the Voting Agreement) and (3) any other matter that is required to facilitate the transactions contemplated by the Merger Agreement and (b) against any Acquisition Proposal (as defined in the Merger Agreement) and against any action or agreement that would impair the ability of the Company to consummate the Merger or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the Merger and related transactions. "Acquisition Proposal" is defined in the Merger Agreement to mean an unsolicited bona fide written offer or proposal to acquire more than twenty-five percent (25%) of the business, properties or assets of the Company and its subsidiaries, or capital stock of the Company or its subsidiaries representing fifteen percent (15%) of the total voting power of all of such entity's voting securities, in each case, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof.

           Irrevocable Proxy. Each Stockholder granted Parent an irrevocable proxy to permit Parent to vote the Voting Shares in the manner described in the foregoing paragraph. The irrevocable proxy will automatically terminate upon the valid termination of the Voting Agreement.

           No Transfer of Shares or Voting Rights. Each Stockholder agreed, while the Voting Agreement is in effect and subject to certain exceptions, not to (1) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Voting Shares,
(2) grant any proxies or powers of attorney, deposit any Voting Shares into a voting trust or enter into a voting agreements with respect to any Voting Shares or (3) commit or agree to take any of the foregoing actions.

           Termination. The Voting Agreement will (i) terminate automatically on the termination of the Merger Agreement, in accordance with its terms and (ii) will be deemed satisfied in full and terminated upon the consummation of the Merger.



ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 --   Voting Agreement, dated as of May 5, 2003, by and between USA
               Interactive and Specialty Finance Partners and Capital Z
               Management, LLC.

                                  SIGNATURES

                     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

                     Date:  May 7, 2003


                     SPECIALTY FINANCE PARTNERS


                     By:  Capital Z Partners, Ltd., its ultimate general partner


                     By:  /s/ David A. Spuria
                          ------------------------------------------------------
                           David A. Spuria
                           General Counsel, Vice President of
                           Administration and Secretary


                     CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                     By:  Capital Z Partners, Ltd., its ultimate general partner


                     By:  /s/ David A. Spuria
                          ------------------------------------------------------
                           David A. Spuria
                           General Counsel, Vice President of
                           Administration and Secretary


                     CAPITAL Z PARTNERS, L.P.

                     By:   Capital Z Partners, Ltd., its general partner


                     By:  /s/ David A. Spuria
                          ------------------------------------------------------
                           David A. Spuria
                           General Counsel, Vice President of
                           Administration and Secretary


                     CAPITAL Z PARTNERS, LTD.


                     By:  /s/ David A. Spuria
                          ------------------------------------------------------
                           David A. Spuria
                           General Counsel, Vice President of
                           Administration and Secretary

                                 EXHIBIT INDEX
                                 -------------


Exhibit 1 --   Voting Agreement, dated as of May 5, 2003, by and between USA
               Interactive and Specialty Finance Partners and Capital Z
               Management, LLC.